CHANGE OF AUDITOR NOTICE
     The Bank of Nova Scotia (“Scotiabank”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:
1.	Currently, Scotiabank engages two audit firms, being KPMG LLP (“KPMG”) and PricewaterhouseCoopers LLP (“PwC”). The Board of Directors, in conjunction with a selection committee led by Scotiabank’s Chairman of the Audit and Conduct Review Committee (the “Selection Committee”), has conducted a thorough review of Scotiabank’s audit requirements, including the practice of using two audit firms, and the services provided by the current joint auditors and has received proposals from each of KPMG and PwC to serve as the sole auditor of Scotiabank.

2.	At a meeting of the Board of Directors held on September 27, 2005, the Board of Directors selected, following the recommendations of the Selection Committee and the Audit and Conduct Review Committee, KPMG to act as the sole auditor of Scotiabank for the fiscal year ended October 31, 2006. Accordingly, the Board of Directors determined to propose, at the next annual meeting of shareholders of Scotiabank, that KPMG be appointed as Scotiabank’s sole auditor upon the expiry of PwC’s current term of appointment. Each of KPMG and PwC will continue to act as Scotiabank’s joint auditors for the remainder of fiscal 2005 until their appointment expires at the next annual meeting of shareholders.

3.	There have been no adverse or qualified opinions or denials of opinion or reservations contained in the auditors’ reports on Scotiabank’s annual consolidated financial statements for the two fiscal years preceding the date of this notice, being the reports of KPMG and PwC for the fiscal years ended October 31, 2003 and October 31, 2004.

4.	There have been no reportable events (including disagreements, consultations and unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

5.	Scotiabank has requested that each of KPMG and PwC furnish a letter addressed to the securities administrator in each province and territory of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.
DATED this 27th day of September, 2005.

September 27, 2005
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Dear Sirs/Mesdames:
Re: The Bank of Nova Scotia — Change of Auditor Notice
We acknowledge receipt of a Change of Auditor Notice (the “Notice”) dated September 27, 2005 delivered to us by The Bank of Nova Scotia.
Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of KPMG LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.
Yours very truly,
Chartered Accountants
c.c.	The Honourable Michael J. L. Kirby, Chairman of the Audit and Conduct Review Committee
Luc A. Vanneste, Executive Vice President and Chief Financial Officer, The Bank of Nova Scotia
Mr. Jerry Whelan, Partner, PricewaterhouseCoopers LLP

September 27, 2005
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Dear Sirs/Mesdames
Re: The Bank of Nova Scotia — Change of Auditor Notice
We acknowledge receipt of a Change of Auditor Notice (the “Notice”) dated September 27, 2005 delivered to us by The Bank of Nova Scotia in respect of the decision by the Board of Directors not to reappoint us as auditor of The Bank of Nova Scotia effective for fiscal 2006.
Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of PricewaterhouseCoopers that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.
Yours very truly,
PricewaterhouseCoopers
Chartered Accountants
c.	The Honourable Michael J. L. Kirby, Chairman of the Audit and Conduct Review Committee
Luc A. Vanneste, Executive Vice President and Chief Financial Officer, The Bank of Nova Scotia
Reinhard Dotzlaw, KPMG